UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-26731

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR

[  ] Form N-CSR

For period ended: December 31, 2015

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Pacific WebWorks, Inc.

Full Name of Registrant:

230 West 400 South, 1st Floor

Address of Principal Executive Office

Salt Lake City, Utah 84101

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a) (b) (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable

PART III – NARRATIVE

On February 23, 2016, the registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Utah (Salt Lake City), Case Number 16-21223 (WTT). The registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. The Form 10-K for the fiscal year ended December 31, 2015 for the registrant could not be filed within the prescribed period because of the burdens the Chapter 11 case has imposed on its available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regards to this notification:

K. Lance Bell (Name)	801 (Area Code)	578-9020 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     [X] Yes   [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes   [  ] No

Pacific WebWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By: /s/ K. Lance Bell K. Lance Bell Chief Executive Officer